================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of March 2007

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                 -----------------------------------------------
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Form 6-K is hereby filed and incorporated by reference in Futuremedia PLC's Registration Statements on Form F-3 (File No. 333-131314), Form F-3 (File No. 333-128173), Form S-8 (333-128875), Form S-8 (333-128873) and Form S-8
(33-11828).

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

         FUTUREMEDIA ANNOUNCES FISCAL 2007 FIRST HALF FINANCIAL RESULTS

               - GROSS MARGINS INCREASE TO 38% AND EBIT IMPROVES -

        - APPOINTS NEW INTERIM CFO AND NEW MANAGING DIRECTOR OF BUTTON -

    BRIGHTON, England, March 9 /PRNewswire-FirstCall/ -- Futuremedia plc (Nasdaq: FMDA) today announced unaudited financial results for its fiscal 2007 six month period ended December 31, 2006.

    For the six month period ended December 31, 2006, the Company's revenues were GBP 6.8 million ($13.2 million), compared with GBP 8.8 million for the equivalent period last year. Results reflect the impact of the loss of revenues derived from the Company's former HCI product that accounted for approximately 90% of revenues in the year-ago period. Of total revenues, GBP 3.8 million ($7.4 million) were generated by Futuremedia Learning and GBP 3.0 million ($5.9 million) by the Button subsidiary.

    The Company's gross profit margin rose to GBP 2.6 million ($5.0 million) for the period, or 38% of sales, compared with GBP 1.7 million, or 20% of sales, for the same period of the prior fiscal year. The increase in margin was primarily driven by the Company's focus on cost controls. Included within the cost of sales for the current period was GBP 176,000 ($345,000) related to the discontinued HCI operations. Excluding these costs, the gross profit margin for the Company's continuing operations was GBP 2.7 million ($5.35 million) or 40% of sales.

    Operating expenses were GBP 4.4 million ($8.6 million) for the period, an increase of GBP 118,000 ($231,000) when compared to the same period for the prior year. In the period, reduced sales and marketing costs of GBP 769,000 ($1.5 million) were offset by an increase of GBP 678,000 ($1.3 million) in general and administrative expenses. Included in general and administrative expenses for the current period were financing charges of approximately GBP 300,000 ($588,000) that were incurred in securing additional funding, and a net currency gain of GBP 577,000 ($1.1 million) resulting from the GBP and USD movement in respect to the Company's convertible financial instruments that are held as USD notes. An amount of GBP 89,000 ($175,000) of operating expenses was included in the current period due to discontinued operations.

    The operating loss, or EBIT, for the period was GBP 1.8 million ($3.5 million), an improvement compared to a loss of GBP 2.5 million for the same period last year. After removing the discontinued operations, the operating loss for continuing operations was GBP 1.5 million ($3.0 million).

    Following the termination of the Company's HCI operations at the end of fiscal 2006, an attempt was made to establish a Managed Services business that provided similar services to the HCI model excluding the associated tax benefits. It became clear in November 2006 that this initiative would not be successful within a reasonable timeframe, and it was therefore discontinued. The costs of this operation are shown separately in the attached financial schedules.

    Net interest expense for the period was a net charge of GBP 2.0 million ($3.8 million) compared to a net charge for the previous year of GBP 600,000, all related to charges arising from the treatment of the embedded derivatives associated with the various loan instruments entered into by the Company. In accordance with the requirements of SFAS 133, the outstanding warrants and convertible elements were revalued as of December 31, 2006, giving rise to an additional non-cash charge of GBP 768,000 ($1.5 million).

    After adjusting for net interest income/expense, the resultant net loss for the period was GBP 3.8 million ($7.4 million) including a net loss of GBP 265,000 attributable to discontinued operations, compared to a net loss for the same period last year of GBP 3.1 million.

    On May 26, 2006, the Company completed the acquisition of Button Group Plc. At December 31, 2006 the purchase price allocation between intangible assets and goodwill remained to be finalized, and consequently an amount of GBP 7.1 million ($13.9 million) has been categorized as non-current assets, representing the excess purchase price and associated costs over the net assets acquired.

    During the six months to ended December 31, 2006, the Company repaid a total of GBP 1.9 million ($3.8 million) of loans to M.A.G. and Cornell Capital.

    Chief Executive Officer, Leonard M. Fertig, said, "During the past year, Futuremedia has transformed itself into an innovative media and communications company operating in two inter-related businesses, capitalizing on our expertise in online and experiential communications. We have been through a very challenging 12 months and are now a much stronger company poised for growth and profitability. Futuremedia survived the abrupt elimination of 90% of our revenues with the termination of the UK Government's HCI tax benefits program last March, completed the acquisition and integration of two companies, and successfully retained our listing on Nasdaq. With our recently strengthened management team, we are aggressively moving forward to execute on our growth strategy."

    Executive Appointments

    Futuremedia also announced today the appointments of Andrew Bellomy as Interim CFO and Marc Ortmans as Managing Director of Button.

    Andrew Bellomy, who is replacing the retiring Peter Machin, brings over 15 years in financial management and entrepreneurial new venture experience. Most recently, he was one of the co-founders of Voljatel Telekomunikacije d.d., one of Slovenia's largest alternative telecommunication providers and ISPs, which was successfully sold in late 2006. At Voljatel, Mr. Bellomy helped define the Company's strategy, organizational structure, and financial systems. He also authored forecasts and business plans for the company.

    Earlier in Mr. Bellomy's career, he was the Corporate Controller for Central European Media Enterprises, where he helped develop and lead the Company's financial operations from a start-up to over $200 million a year in revenue. He assisted with budgeting, forecasting, accounting, and SEC reporting for operations on the corporate level and in several countries.

    Andrew Bellomy began his career at Arthur Andersen, where he worked in five countries as an auditor and/or consultant.

    Mr. Ortmans brings over two decades of branding communications experience to Button. He is one of the media industry's most recognized leaders in brand communications and design. Previously, he was an independent branding and marketing consultant, where he performed situation analysis and developed brand strategies and creative direction for a wide roster of media and communications clients, including CNN International, Discovery Networks, and Mindspring.

    Mr. Ortmans spent 15 years at the helm of Ortmans Young International, a TV creative branding agency he co-founded in 1988. The agency built a solid reputation for producing consumer-centric brand communications that were supported by emotional branding techniques. Clients of note included the BBC, ITV, and the FIFA World Cup.

    Mr. Ortmans replaces Mr. Thomas Bingham, who has left the Company.

    In addition, Mr. Robert Bingham has resigned from the Board of Directors of Futuremedia plc.

    Mr. Fertig added, "The addition of Marc Ortmans and Andrew Bellomy greatly strengthens Futuremedia's management team. Both are motivated, seasoned executives with deep experience and expertise in the European and U.S. markets. Combined with Colin Turner and Andrea Miles on the Learning side of our business, the new team should enhance our ability to capitalize on Futuremedia's unique position in the media communications industry."

    Futuremedia's management will host the conference call at 3 p.m. U.K. time (10 a.m. Eastern Time) today, Friday, March 9, 2007, to discuss the Company's financial performance. To participate in the live call, please dial 0800-032-3836 in the U.K. and +1-973-582-2847 in the United States and internationally ten minutes before the stated start time and reference pass code 8526596. The call will also be broadcast live on the Investor Relations portion of the company's Web site located at www.futuremedia.co.uk.

    A replay of the conference call will be available through Friday, March 23, 2007, and can be accessed by dialing +1-973-341-3080 in Europe and 877- 519-4471 in the United States. The pass code for the replay is 8526596. Also, an archived replay of the conference webcast will be available on the company's Web site for 12 months.

    About Futuremedia

    Futuremedia plc is a global media company providing online education, e-marketing and brand communications services to public and private sector organizations. Established in 1982 and listed on the Nasdaq in 1993, we help our clients to communicate their values, product and brand information to employees, customers and industry, and we believe that education, or learning, is a key component in the communication mix. Futuremedia divisions include Futuremedia Learning, Open Training and Button Communications. For more information, visit www.futuremedia.co.uk

    "Safe Harbor" Statement under Section 21E of the Securities Exchange Act of 1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include expectations regarding: the expected benefits from new sales, contracts or products; the expected benefits and success of operations in new markets; the expected benefits of new appointments including management appointments; the expected benefits of expanding the sales operations of group companies into new geographical markets; the expected benefits of acquisitions; the expected benefits of financing arrangements; and the Company's future financial condition and performance. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include: risks associated with the Company's ability to develop and successfully market new services and products (including the risk that such products may not be accepted in the market), risks relating to operations in new markets (including the risk that such operations may not deliver anticipated revenue or profits); risks associated with acquisitions (including the risk that such acquisitions may not deliver the benefits expected by management and risks associated with integration of acquisitions generally); risks that financing arrangements could result in substantial dilution to shareholders because of subscription prices below the current market value of the Company's ADSs or other factors; risks relating to the Company's ability to operate profitably in the future; risks associated with rapid growth; the Company's ability to successfully develop its business in new geographic markets; the early stage of the e-learning market; rapid technological change and competition; and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

                                 FUTUREMEDIA PLC
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                     (Unaudited in accordance with US GAAP)

                                              Half year ended Dec 31
                                            (in 000's except share data)
                                   -----------------------------------------------
                                   Discontinued        Ongoing
                                    Operations       Operations          Total
                                       2006             2006             2006
                                   -------------    -------------    -------------
                                     ($000's)         ($000's)         ($000's)
Revenues                                       0           13,240           13,240

Cost of revenues                             345            7,891            8,236

Gross profit                                (345)           5,349            5,004

Operating expenses
Sales and marketing (1)                      161              954            1,115
General and administrative (2)                14            6,549            6,563
Facilities expenses                            0              880              880
Stock compensation arising
 from Variable Option accounting               0              (22)             (22)

Total operating expenses                     175            8,361            8,536

Operating loss (EBIT)                       (520)          (3,012)          (3,532)

Net Interest expense                           0           (3,828)          (3,828)

Net loss                                    (520)          (6,840)          (7,360)

Net loss per share basic
 and diluted                                                                (0.038)

Weighted average common shares
 outstanding                                                           191,715,019

                                                      Half year ended Dec 31
                                                   (in 000's except share data)
                                 ----------------------------------------------------------------
                                 Discontinued        Ongoing
                                  Operations       Operations          Total            Total
                                     2006             2006             2006             2005
                                 -------------    -------------    -------------    -------------
                                   (GBP000's)      (GBP000's)        (GBP000's)      (GBP000's)
Revenues                                     0            6,758            6,758            8,846

Cost of revenues                           176            4,028            4,204            7,110

Gross profit                              (176)           2,730            2,554            1,736

Operating expenses

Sales and marketing (1)                     82              487              569            1,338
General and
 administrative (2)                          7            3,343            3,350            2,672
Facilities expenses                          0              449              449              238
Stock compensation arising
 from Variable Option
  accounting                                 0              (11)             (11)              (9)

Total operating expenses                    89            4,268            4,357            4,239

Operating loss (EBIT)                     (265)          (1,538)          (1,803)          (2,503)

Net Interest expense                         0           (1,954)          (1,954)            (629)

Net loss                                  (265)          (3,492)          (3,757)          (3,132)

Net loss per share basic
 and diluted                                                              (0.020)          (0.034)

Weighted average common shares
 outstanding                                                         191,715,019       92,620,157

                                 FUTUREMEDIA PLC
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                     (Unaudited in accordance with US GAAP)

                                               Dec 31,                  June 30
                                   ------------------------------    -------------
                                        2006            2006              2006
                                   -------------    -------------    -------------
                                      ($'000)         (GBP'000)        (GBP'000)
ASSETS

Current assets
Cash and cash equivalents                  1,246              636            1,305
Accounts receivable                        2,478            1,265            1,864
Amounts recoverable from vendors             549              280              280
Taxation                                       8                4                0
Other current assets                       2,835            1,447              541
Inventories - finished goods                  86               44              114
Prepaid expenses                             703              359            1,158

Total current assets                       7,905            4,035            5,262

Property and equipment
Audio visual and computer
 equipment                                 2,874            1,467            1,434
Office equipment                             560              286              286
Property improvements                        282              144              144
Lease premium                                227              116               76

                                           3,943            2,013            1,940
Accumulated depreciation                  (2,870)          (1,465)          (1,335)

                                           1,073              548              605

Non current assets                        13,945            7,118            7,187

Other assets
Goodwill                                  10,213            5,213            5,116
Intangible assets                          1,042              532              598

TOTAL ASSETS                              34,178           17,446           18,768

                                 FUTUREMEDIA PLC
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                     (Unaudited in accordance with US GAAP)

                                               Dec 31,                  June 30
                                   ------------------------------    -------------
                                        2006            2006              2006
                                   -------------    -------------    -------------
                                      ($'000)         (GBP'000)        (GBP'000)
LIABILITIES AND STOCKHOLDERS'
 (DEFICIT)/EQUITY

Current liabilities
Bank overdraft                               886              452              162
Other fees received in advance             4,412            2,252            3,487
Accounts payable                           5,591            2,854            3,924
Other taxes and social
 security costs                            1,632              833              642
VAT                                        1,516              774              306
Other accounts payable                     1,248              637              766
Accrual for NI costs on stock
 options                                       0                0               18
Other accrued expenses                     3,532            1,803            1,798
Related parties                               98               50                0

Total current liabilities                 18,915            9,655           11,103

Convertible loans                         11,659            5,951            5,714
Long term bank facility                        0                0               61
Other long term loans                          0                0               79
                                          11,659            5,951            5,854

Stockholders' (deficit)/equity
Ordinary shares of 1 1/9p
 each Authorized - 350,000,000
 Issued and outstanding                    5,105            2,606            1,799
Preference shares of 2p
 each Authorized - 2,000,000
 None issued

Additional paid-in capital                62,768           32,039           29,063

Accumulated deficit                      (64,018)         (32,677)         (28,919)
Receivable from stock
 subscription                                (35)             (18)             (18)
Other comprehensive loss-
 cumulative translation
 adjustment                                 (216)            (110)            (114)

Total stockholders'
 (deficit)/equity                          3,604            1,840            1,811

Total liabilities and
 stockholders' deficit/equity             34,178           17,446           18,768

                                 FUTUREMEDIA PLC
                 CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS
                     (Unaudited in accordance with US GAAP)

                                          Half Year ended Dec 31
                                        ----------------------------
                                            2006            2006
                                        ------------    ------------
                                            $'000         GBP'000
Operating activities
Net loss                                      (7,360)         (3,757)
Adjustments to reconcile net loss to
 net cash used in operating
 activities
Depreciation                                     255             130
Amortization of intangible assets                125              64
Interest charge arising on
 convertible loan                              3,272           1,670
Accounts receivable                            1,174             599
Other current assets                          (1,783)           (910)
Prepaid expenses                               1,565             799
Inventories                                      137              70
Fees received in advance                      (2,420)         (1,235)
Accounts payable                              (1,914)           (977)
Other accounts payable                          (253)           (129)
Other taxes and social security costs          1,291             659
Exchange rate changes                         (1,125)           (574)
Other accrued expenses                           584             298

Net cash used in operating activities         (6,451)         (3,293)

Investing activities                            (388)           (198)
Capital expenditures                            (143)            (73)

Net cash used in investing activities           (531)           (271)

Financing activities
Proceeds from share issues                     4,463           2,278
Repayment of convertible debenture              (347)           (177)
Repayment of long term debt                     (274)           (140)
Proceeds from issue of convertible
 debenture                                     1,571             802
Share issuance costs                            (306)           (156)
Increase in overdraft                            564             288

Net cash generated by financing
 activities                                    5,671           2,895

Net increase/(decrease) in cash and
 cash equivalents                             (1,312)           (669)
Cash and cash equivalents at
 beginning of period                           2,557           1,305
Cash and cash equivalents at end of
 period                                        1,246             636

SOURCE  Futuremedia plc
    -0-                             03/09/2007
    /CONTACT: US - Mike Smargiassi/Corey Kinger, Brainerd Communicators, Inc., +1-212-986-6667, ir@futuremedia.co.uk, or UK - Gerry Buckland, +44-7919-564126, info_db@mac.com, all for Futuremedia plc/
    /Web site:  http://www.futuremedia.co.uk /

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               FUTUREMEDIA PLC,
                                               an English public limited company


                                               By: /s/ Leonard Fertig
                                                   -----------------------------
                                                   Leonard Fertig
                                                   Chief Executive Officer

Date: March 9, 2007